
07006465


SEC MAIL
RECEIVED
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WASH, D.C.
186
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SECU... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cogent Alternative Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Sasco Hill Road, Suite 300
(No. and Street)

Fairfield (City) — Connecticut (State) — 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Doeberl — 203-256-9498 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

143 Weston Road (Address) — Weston (City) — Connecticut (State) — 06883 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Doeberl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

April 18 2007
FAIRFIELD, CONNECTICUT

Signature

President

Title

JUAN A. QUIROGA
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com


SEC MAIL
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INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Cogent Alternative Strategies, Inc.

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. (the "Company"), as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
April 27, 2007

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

ASSETS

Cash and cash equivalents		$ 59,946
Securities owned at market value		29,410
Accounts receivable		12,801
Deferred tax receivable		2,830
TOTAL ASSETS		$ 104,987

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses payable		$ 5,583
SHAREHOLDERS' EQUITY		
Common stock, par value .01, authorized 1,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in capital	76,990	
Retained earnings	22,404	
TOTAL SHAREHOLDERS' EQUITY		99,404
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 104,987

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Cogent Alternative Strategies, Inc. (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in July 2000. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. For income tax purposes, the company reports its income and expenses on a cash basis. Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

3. USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $59,946 in a checking account and a money market fund, which is held at the bank.

COGENT ALTERNATIVE STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED MARCH 31, 2006

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Corporation by the Internal Revenue Service. As a Corporation, the Company is subject to both federal and state taxes.

At March 31, 2007 the Company had a federal net operating loss carry forward of approximately $18,867 that will expire on March 31, 2022. The Company had state net operating loss carry forwards of approximately $49,292 that will expire on March 31, 2012.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company had net capital of $75,967, which exceeded the minimum requirement of $5,000 by $70,967. The Company's ratio of aggregate indebtedness to net capital was .073 to 1.

END